VINCI

Rueil, february 9, 2007

07021203

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- VINCI ranked first after bids opened for the biggest motorway concession in Greece ;
- CONSOLIDATED REVENUE AT 31 DECEMBER 2006 ;
- Hall of Mirrors at the Château de Versailles: unanimous approval from the International Scientific Council ;
- VINCI to acquire Solétanche ;
- VINCI Construction Grands Projets wins first phase of M1 motorway widening contract in the UK ;
- VINCI designated preferred bidder on partnership contract for centralised management of safety in public areas in Rouen ;
- Stéphane Volant appointed Director of Institutional Relations for VINCI ;
- VINCI Park sets up business in Moscow ;
- VINCI Construction strengthens its positions in the Czech Republic ;
- VINCI Construction Grands Projets successful bidder on line 3 of Cairo metro ;
- EUROVIA (part of the Vinci Group) has acquired Viarom Construct in Romania.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

dw 2/21

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 1 176 557 325 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Executive Vice President
Chief Financial Officer

VINCI

Rueil Malmaison, 5 February 2007

Press release

VINCI ranked first after bids opened for the biggest motorway concession in Greece

After opening the bids, the Greek government has announced that the Apion Kleos consortium, led by VINCI, is ranked first for the Athens-Corinth-Patras-Pyrgos-Tsakona motorway concession.

The consortium is made up of VINCI (leader with 36%) through its subsidiaries, VINCI Concessions and VINCI Construction Grands Projets, together with Hochtief of Germany and Greek companies, Elliniki Technodomiki - Aktor, J&P-Avax and Athena.

The project calls for the financing, design, construction and operation of 365 km of motorway, which will link Athens to Tsakona in south-west Peloponnese. It will transit via Corinth and the Rion-Antirion bridge, of which VINCI is concessionaire.

The project includes taking over operation of the existing motorway between Athens and Corinth (64 km) and the Patras ring road (18 km), as well as upgrading the Corinth-Patras section to motorway status (120 km of national highway, with about 17 km of tunnel to bore). In addition, the contract covers the construction of almost 163 km of new sections between Patras and Tsakona.

The work, worth a total of about €2.1 billion, will take six years to complete. The concession will run for 30 years from the date of contract signature.

This project will make a significant increase to motorists' comfort and road safety on this very busy road (almost 65,000 vehicles a day leaving Athens and over 20,000 between Corinth and Patras). The concessionaire will start operating the existing sections as soon as the contract goes into force.

This contract is a new success for VINCI in Greece, where it operates the bridge between Rion and Antirion, and is a member of the consortium that recently won the contract to build the Maliakos-Kleidi motorway.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com

VINCI

Rueil Malmaison, 1 February 2007

CONSOLIDATED REVENUE AT 31 DECEMBER 2006

- **Consolidated 2006 revenue up 11% to €26 billion(1)**
- **Pace of growth accelerated in fourth quarter 2006: up 16%(1)**
- **Excellent outlook for 2007:**
  - **order book at very good level: €18 billion (up 13% over 12 months)**
  - **favourable market conditions**
  - **growth of public-private partnerships**

VINCI generated consolidated revenue of €26 billion in 2006, up 10.7% compared with 2005(1).

This increase is attributable mainly to organic growth of the company's business lines, with changes in exchange rates and consolidation scope having a positive impact of 1.2%.

Business was particularly brisk during the fourth quarter of 2006, increasing 15.7% over the same period last year. In addition to favourable weather conditions, this excellent performance reflects a high level of business activity at VINCI Construction (up 23%) in France and abroad, and the vitality of Eurovia (up 12%) and VINCI's motorway companies (ASF up 8%; Escota up 6.5%; Cofiroute up 9%), which recorded a significant rise in traffic at the end of the year, as well as the good level of business sustained by VINCI Energies (+5%).

In France, revenue rose 10.7% to €17.2 billion(1) and accounted for 66% of total revenue. All business lines contributed to this growth.

Outside France, revenue amounted to €8.8 billion(1), up 10.9%, the biggest increases being recorded by VINCI Construction (14%) and Eurovia (7.4%).

(1) Pro forma data including full-year revenue of ASF and Escota and excluding revenue of airport services assets (sold in October 2006), in application of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, for both 2006 and 2005.

On an actual basis, including ASF and Escota from 10 March 2006 when they were acquired by VINCI, revenue was €25.6 billion, up almost 22% (11.3% excluding ASF and Escota) compared with the 2005 figure of €21 billion. On this same basis, growth in the fourth quarter was 27% (16.4% excluding ASF and Escota). In application of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, revenue from airport services assets is excluded for both 2005 and 2006 as these were sold in October 2006.

Breakdown by business line

VINCI Concessions: €4,292 million (up 7%)[1]

ASF and Escota generated total revenue of €2,625 million in 2006, reflecting a 6% increase in toll receipts to €2,572 million. ASF accounted for €2,036 million (up 6.2%) and Escota for €536 million (up 5.1%).
On a comparable network basis, traffic increased 2.1% on the ASF network, with light vehicles up 2.2% and heavy vehicles up 1.6%; on the Escota network, traffic increased 2.5%, with both light and heavy vehicles up 2.5%. Extensions to the ASF network (the 52 km Le Sancy-Combronde and 11 km Terrasson-Brive Nord sections opened on the A89 in January 2006) had a positive impact on toll receipts (0.5%). Traffic was particularly brisk during the last quarter (up 4% overall for ASF and Escota), pushing toll receipts up by about 8% over the period.

Cofiroute's revenue amounted to €966 million, which includes €940 million in toll receipts and represents an increase of 7.4%. On a comparable network, traffic grew 3.1%, with light vehicles up 3% and heavy vehicles up 3.9%. The opening of the Le Mans-Tours link increased traffic by almost 2%. Traffic growth accelerated at the end of the year, leading to an increase of more than 9% in toll receipts for the fourth quarter.

VINCI Park generated revenue of €523 million, up 6%. This growth, 5.6% in France and 6.8% abroad, reflects the good level of car park occupancy and the increased pace of international development, particularly in Germany, Spain and Canada.

Other concessions (bridges, tunnels, airports and the Stade de France) recorded revenue of €183 million, up 13.4% despite the impact of disposals during the year (Autopista Del Bosque in Chile and reduction of VINCI's holding in the Confederation Bridge in Canada from 50% to 19%). This growth is attributable mainly to the very good performance of the airports in Cambodia, where traffic increased 27% to almost 2.7 million passengers, and the Stade de France stadium, where revenue rose 33% with 25 events managed in 2006.

In application of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, revenue from airport services assets, which were sold in October 2006, is no longer included in the consolidated revenue figure published. To facilitate comparisons, 2005 revenue from airport services assets, which amounted to €505 million, has been entirely eliminated from the 2005 data.

(1) Pro forma data including full-year revenue of ASF and Escota and excluding revenue of airport services assets (sold in October 2006), in application of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, for both 2006 and 2005.

VINCI Energies: €3,653 million (up 4%)

VINCI Energies generated 2006 revenue of almost €3.7 billion, up 4.1% despite the sale of TMS(*), which generated revenue of almost €100 million in 2005. Excluding this impact, VINCI Energies' revenue increased 7%.

In France, revenue amounted to €2.7 billion, up 4.3%. Business was buoyant in the tertiary sector, but there was a slight decline in the industrial sector.

Outside France, revenue was €975 million, representing a rise of 13% excluding TMS. The growth is attributable to particularly brisk business in Germany (up 11% excluding the effect of external growth) and Poland, as well as recent acquisitions in Germany, Portugal, Belgium and the Netherlands.

VINCI Energies' order book was €1.7 billion at 31 December 2006, up 21% over the year, and represented 5.7 months of average business activity for the division.

(*) A specialist in the automation of car assembly lines

Eurovia: €7,235 million (up 12%)

In France, revenue amounted to €4.2 billion, up 15.6%. Business growth was brisk across all regions, accelerating in the fourth quarter due to good weather conditions at the end of the year. The growth in revenue reflects both an increase in business volume and the rise in price of raw materials, especially for oil, which was significant during the first half of the year.

Outside France, revenue was €3 billion, up 7.4%, representing 42% of the division's total revenue. At constant exchange rates and a comparable consolidation scope, the strongest growth was recorded in the United States (17%), Poland (17%), Slovakia (15%) and Canada (7%). To a lesser degree, Germany confirmed its recovery with an increase of 6%; other countries maintained their good level of business.

Eurovia's order book was €4.6 billion at 31 December 2006, up 7% over the year, and represented 7.6 months of average business activity for the division.

VINCI Construction: €10,617million (up 13%)

In France, revenue generated by VINCI Construction amounted to €6 billion, up almost 12%. Continuing the trend observed over recent years, there was very strong demand in the building segment across all regions. The performance achieved in the fourth quarter was particularly remarkable, with revenue increasing more than 20%.

Outside France, revenue rose more than 14% to €4.6 billion, representing 43% of the division's total revenue. This growth is attributable to the excellent performance of Central European subsidiaries, Freyssinet, VINCI Construction Grands Projets and CFE's dredging activities. These entities posted annual growth rates of close to or more than 20%.

VINCI Construction's order book at 31 December 2006 exceeded €11.5 billion, up almost 14% over the year, and represented 13 months of average business activity for the division.

Outlook for 2007

New orders continued to be taken at a sustained rate, growing at the same pace in 2006 as revenue. Despite the high level of business activity recorded in the third quarter of the year, VINCI's order book stood at €17.9 billion at 31 December 2006, up almost 13% compared with 31 December 2005. On the basis of 2006 data, it represents 10 months of average business activity for the construction, roads and energy divisions.

Against this backdrop, and based on the particularly favourable market conditions in France and most of the markets where VINCI operates, the company's outlook for 2007 is excellent.

In addition, VINCI expects to benefit from a continued increase in public-private partnerships in France and numerous other European countries where it has operations.

Customer references recognised worldwide, the density of its market coverage and its expertise as a constructor and concessionaire-operator are all strengths that will enable VINCI to play a leading role in this promising market.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56 / Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com

Investor relations: Marie-Amélia Folch
Tel: +33 1 47 16 45 39
E-mail: mafolch@vinci.com

This press release is available in French, English and German
on VINCI's website: www.vinci.com

VINCI
Public Limited Company ("Société Anonyme") with capital stock of 1,176,557,325 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre 552 037 806

CONSOLIDATED REVENUE AT 31 DECEMBER 2006 - PRO FORMA

(in millions of euros)

Pro forma (1)	31 December 2006	31 December 2005	Change 2006/2005
VINCI Concessions	4 291,6	4 024,1	6,6%
VINCI Energies	3 653,1	3 508,5	4,1%
Eurovia	7 234,5	6 457,0	12,0%
VINCI Construction	10 616,9	9 398,9	13,0%
VINCI Immobilier	563,2	409,3	37,6%
Eliminations	-320,3	-285,5	
Total	**26 039,0**	**23 512,3**	**10,7%**
Of which France			
VINCI Concessions	4 042,7	3 785,3	6,8%
VINCI Energies	2 678,3	2 568,1	4,3%
Eurovia	4 218,3	3 648,3	15,6%
VINCI Construction	6 024,9	5 384,6	11,9%
VINCI Immobilier	507,5	409,3	24,0%
Eliminations	-276,5	-256,9	
	-----------	-----------	-----------
Total	**17 195,2**	**15 538,7**	**10,7%**
Of which outside France			
VINCI Concessions	248,9	238,8	4,2%
VINCI Energies	974,8	940,4	3,7%
Eurovia	3 016,2	2 808,7	7,4%
VINCI Construction	4 592,0	4 014,3	14,4%
VINCI Immobilier	55,7		
Eliminations	-43,8	-28,6	
	-----------	-----------	-----------
Total	**8 843,8**	**7 973,6**	**10,9%**

(1) Pro forma data including full-year revenue of ASF and Escota and excluding revenue of airport services assets (sold in October 2006), in application of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, for both 2006 and 2005.

VINCI
Public Limited Company ("Société Anonyme") with capital stock of 1,176,557,325 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre 552 037 806

CONSOLIDATED REVENUE AT 31 DECEMBER 2006 (*)

(in millions of euros)

		31 December 2006	31 December 2005	Change 2006/2005	
				actual	actual excl. ASF
VINCI Concessions	1st quarter	504,6	344,3	46,6%	6,9%
	2nd quarter	1 097,2	384,5	185,4%	9,8%
	3rd quarter	1 287,2	432,2	197,8%	8,4%
	4th quarter	1 004,5	388,9	158,3%	4,8%
		3 893,5	1 549,9	151,2%	8,4%
VINCI Energies	1st quarter	851,5	752,2	13,2%	13,2%
	2nd quarter	888,5	914,5	-2,8%	-2,8%
	3rd quarter	885,4	866,4	2,2%	2,2%
	4th quarter	1 027,7	975,4	5,4%	5,4%
		3 653,1	3 508,5	4,1%	4,1%
Eurovia	1st quarter	1 164,3	1 030,3	13,0%	13,0%
	2nd quarter	1 957,7	1 764,0	11,0%	11,0%
	3rd quarter	2 103,9	1 876,3	12,1%	12,1%
	4th quarter	2 008,7	1 786,4	12,4%	12,4%
		7 234,5	6 457,0	12,0%	12,0%
VINCI Construction	1st quarter	2 290,0	2 088,1	9,7%	9,7%
	2nd quarter	2 638,2	2 475,3	6,6%	6,6%
	3rd quarter	2 633,3	2 345,8	12,3%	12,3%
	4th quarter	3 055,4	2 489,7	22,7%	22,7%
		10 616,9	9 398,9	13,0%	13,0%
VINCI Immobilier	1st quarter	96,2	126,5	-24,0%	-24,0%
	2nd quarter	150,8	75,3	100,4%	100,4%
	3rd quarter	119,2	84,6	40,8%	40,8%
	4th quarter	197,0	122,8	60,3%	60,3%
		563,2	409,3	-37,6%	37,6%
Eliminations		-320,3	-285,5		
Total	1st quarter	4 834,3	4 294,2	12,6%	9,4%
	2nd quarter	6 665,2	5 531,8	20,5%	8,3%
	3rd quarter	6 931,8	5 530,2	25,3%	10,5%
	4th quarter	7 209,6	5 681,8	26,9%	16,4%
Total		**25 640,9**	**21 038,1**	**21,9%**	**11,3%**
Of which France					
VINCI Concessions		3 644,6	1 311,1	178,0%	8,1%
VINCI Energies		2 678,3	2 568,1	4,3%	4,3%
Eurovia		4 218,3	3 648,3	15,6%	15,6%
VINCI Construction		6 024,9	5 384,6	11,9%	11,9%
VINCI Immobilier		507,5	409,3	24,0%	24,0%
Eliminations		-276,5	-256,9		
Total		**16 797,1**	**13 064,5**	**28,6%**	**11,5%**
Of which outside France					
VINCI Concessions		248,9	238,8	4,2%	4,2%
VINCI Energies		974,8	940,4	3,7%	3,7%
Eurovia		3 016,2	2 808,7	7,4%	7,4%
VINCI Construction		4 592,0	4 014,3	14,4%	14,4%
VINCI Immobilier		55,7			
Eliminations		-43,8	-28,6		
Total		**8 843,8**	**7 973,6**	**10,9%**	**10,9%**

(*) Revenue includes ASF and Escota from 10 March 2006 when they were acquired by VINCI. Furthermore, in application of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, revenue from airport services assets (sold in October 2006) is excluded for both 2005 and 2006.

Motorway concessions traffic at 31 december 2006

in millions of kilometers travelled	Network	31 december 2005	31 december 2006	Change
ASF				
Light vehicles	Comparable	22 071,3	22 551,2	2,2%
	Actual	22 105,0	22 708,2	2,7%
Heavy vehicles	Comparable	4 241,8	4 311,0	1,6%
	Actual	4 244,1	4 330,6	2,0%
Total distance travelled	**Comparable**	**26 313,1**	**26 862,3**	**2,1%**
	Actual	**26 349,1**	**27 038,8**	**2,6%**
Escota				
Véhicules légers	Comparable	5 657,9	5 799,9	2,5%
Poids lourds	Comparable	612,8	628,3	2,5%
Total km parcourus	**Comparable**	**6 270,7**	**6 428,1**	**2,5%**
Cofiroute				
Light vehicles	Comparable	7 982,7	8 220,8	3,0%
	Actual	7 988,4	8 372,7	4,8%
Heavy vehicles	Comparable	1 438,3	1 494,5	3,9%
	Actual	1 439,0	1 522,4	5,8%
Total distance travelled	**Comparable**	**9 421,0**	**9 715,3**	**3,1%**
	Actual	**9 427,4**	**9 895,1**	**5,0%**

CHATEAU DE VERSAILLES

VINCI

GRAND MÉCÈNE
DU MINISTÈRE DE LA CULTURE ET DE LA COMMUNICATION

MAJOR PARTNER OF THE FRENCH MINISTRY OF CULTURE

Versailles, 1st February 2007

Hall of Mirrors at the Château de Versailles: unanimous approval from the International Scientific Council

The International Scientific Council met on 15 January 2007 at the restoration worksite in the Hall of Mirrors and unanimously approved the way the restoration of the painted and sculpted décor had been completed. Meeting for the last time on the scaffolding at the site, the Council members congratulated the leaders of the Paintings, Sculpture and Gilding teams on the work done on the décor of the southern end of the hall.

The restorers will now be tackling the last stage of the restoration process, varnishing, applying a final protective layer to the Le Brun paintings following their pictorial reintegration.

Restoration of the 1,100 sq. metres of marble, too, is almost complete. A microcrystalline wax is currently being applied and polished up, in order to restore the hall's range of different marbles to their original lustre. Once the scaffolding has been removed, mirror expert Vincent Guerre and the bronze specialists from Socra (a VINCI Group company) will be able to make the final adjustments to the mirror supports it had previously rendered inaccessible.

The last two months of the restoration project will be devoted to installing the lighting. SDEL ARTEC (a VINCI Energies subsidiary) has devised a special lighting strategy for the Hall of Mirrors, aimed at displaying its artistic features to best advantage. New light sources will set off the paintings on the vaulted ceiling, in places gently smoothing over the inevitable effects of time.

Once these final operations have been completed, and three years after VINCI first launched this sponsorship project, visitors will once again be able to admire in its entirety a 1,000 sq. metre surface area covered by paintings by Le Brun, and pace the entire 73 m length of a once-again resplendent Hall of Mirrors.

This first comprehensive restoration of the Hall of Mirrors began in July 2004, within the innovative framework of a skills-based sponsorship operation. VINCI, a Major Partner of the French Ministry of Culture, has undertaken to finance the works – valued at 12 million euros – and has made available to the project the expertise of its companies specialising in the restoration of historic buildings.

Press contact:

VINCI – Virginie Christnacht (vchristnacht@vinci.com, tel.: 01 47 16 39 56).

Rueil Malmaison, 25 January 2007

Press release

VINCI to acquire Solétanche

VINCI is to acquire 81% of the capital of Solétanche (parent company of Solétanche Bachy) from its historical family shareholders, increasing its holding to 100%.

Solétanche Bachy is one of the world leaders in special foundations and soil improvement. It provides its public and private sector customers with globally recognised technical expertise and innovative solutions.

The acquisition of Solétanche Bachy is to occur at a time when the market looks promising, since good quality soils are becoming rare and the constraints for constructibility and environmental standards are increasingly tough.

Solétanche Bachy has an international presence, with sites in over 50 countries. Its turnover for 2006 is set to exceed 1 billion euros, over 70% of which is achieved outside France - 30% in other European countries and 40% in the rest of the world. Solétanche Bachy has a workforce of 4,000. Its international dimension provides promising geographical complementarity for development and synergies with all components of the VINCI group.

The company has a quality management team that will pursue the development objectives underway, which are perfectly in line with VINCI's strategic plan.
This continuity will naturally also apply to the relationships Solétanche Bachy maintains and develops with all of its customers and partners.

The acquisition will become effective on completion of the ongoing operational review and consultation of employee representation bodies, and after the relevant administrative authorisations have been obtained.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
E-mail: kouadia@vinci.com

Rueil Malmaison, 23rd January 2007

Press release

VINCI Construction Grands Projets wins first phase of M1 motorway widening contract in the UK

The UK Highways Agency has awarded the first phase of the design-build contract for widening a section of the M1 to the MVM joint venture, made up of VINCI Construction Grands Projets (33%), Morgan Est (33%) and Sir Robert McAlpine (33%), supported by engineering firms WSP and Gifford.

The first phase covers the design and costing of the project, which involves widening a 23 km section of the motorway near Nottingham from a dual 3-lane carriageway to a dual 4-lane carriageway. The estimated value of the work is €500 million.

This is an ECI (Early Contractor Involvement) contract, which involves contractors in the project at the design and engineering studies stage, after which that target cost of the works, carried out on a cost-plus basis, is jointly agreed by the client and the contractor.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
email: vchristnacht@vinci.com

VINCI

Rueil Malmaison, 22 January 2007

Press release

VINCI designated preferred bidder on partnership contract
For centralised management of safety in public areas in Rouen

In Normandy, the Rouen local authority has designated the consortium made up of VINCI Concessions and VINCI Energies, both VINCI subsidiaries, as preferred bidder for a 20-year partnership contract. The public-private partnership (PPP) covers the financing, design, construction and operation of public lighting equipment (replacement, maintenance, energy supply), traffic management and the management of the city's video surveillance system.

VINCI Energies operates in the fields of energy, communication and transport infrastructure, and manages 400,000 lighting points in about 100 towns.

VINCI Concessions, a specialist in the design, construction and operation of transport infrastructure under outsourced public service contracts, is strengthening its expertise by developing public-private partnerships in France and other countries.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com

Rueil-Malmaison, January 17th 2007

Press release

Stéphane Volant appointed Director of Institutional Relations for VINCI

Stéphane Volant has joined VINCI as Director of Institutional Relations. He will be in charge of the Group's relations with representatives of the State, members of parliament and local decision-makers.

Stéphane Volant was born in 1965. He has worked with several politicians, at the French National Assembly and Senate, and at the European Parliament. For the last 11 years, he has been Advisor to the Chairman and Director of Institutional Relations for SNCF.

Press contact: Virginie Christnacht
Tel: +33 (0)1 47 16 39 56
Fax: +33 (0)1 47 16 33 88
e-mail: vchristnacht@vinci.com

VINCI

Rueil-Malmaison, January 18th 2007

Press release

VINCI Park sets up business in Moscow

VINCI Park has just created the company Mosparkinginvest in Moscow in partnership with Russian company MIGS (specialised in the design, building and operation of car parks).

Mosparkinginvest was created with the aim of developing a network of underground car parks to provide a concrete solution to the considerable needs of motorists: in Moscow there are 300 cars for every 1,000 inhabitants compared with 250 cars per 1,000 inhabitants in Paris, and the city currently only possesses 8 public car parks for 12 million inhabitants and 4 million vehicles.

Mosparkinginvest will bid on the calls for tender launched by the Moscow Government within the framework of its blueprint for creating a new offering in terms of parking.

VINCI signed a strategic co-operation agreement at the end of September 2006 with the Russian Federation Transport Ministry, which aims to set up toll motorways. This new partnership shows VINCI's desire to establish long-term relationships with all key players in urban and inter-urban mobility and to support the rapid development of the Russian Federation and Moscow, its capital, in this field.

VINCI Park is the world leader in parking concessions and operates over 1,400 car parks in 12 countries, representing 860,000 parking spaces managed. Annually, VINCI Park currently has over 200 million pay-per-hour customers and over 100,000 subscribers using its car parks.

Press contact: Virginie Christnacht
Tel: +33 (0)1 47 16 39 56
Fax: +33 (0)1 47 16 33 88
e-mail: vchristnacht@vinci.com

Rueil-Malmaison, 16 January 2007

Press release

VINCI Construction strengthens its positions in the Czech Republic

VINCI Construction has recently acquired a 75% stake in the construction company Prumstav, based in Prague (Czech Republic). The remainder of the capital is held by the company's managers.

Prumstav, which was set up in the Czech Republic over 50 years ago, generates sales of 70 million euros and employs 500 people. It is active in construction and renovation of buildings.

This acquisition strengthens VINCI Construction's positions in the Czech Republic, where it already generates sales of over 145 million euros through its subsidiaries FCC, SMP and VINCI Construction Grands Projets.

With this acquisition, VINCI increases its sales in the Czech Republic to over 900 million euros, out of total sales of 1.7 billion euros in Central and Eastern Europe.

Press contact: Virginie Christnacht
Tel: 01 47 16 39 56
Fax: 01 47 16 33 88
email: vchristnacht@vinci.com

VINCI

Rueil Malmaison, 11 January 2007

Press release

VINCI Construction Grands Projets successful bidder on line 3 of Cairo metro

VINCI Construction Grands Projets, leader (with 28,5%) of a consortium comprising Arab Contractors (27,5%), Bouygues(26%), and Orascom (18%), has been designated successful bidder on the civil engineering contract for the first phase of Cairo's metro line 3, an east-west line between the city centre and the airport.

The contract, worth approximately €250 million, covers the construction of phase 1, which involves 5 km of tunnels and five underground stations. When complete, the third line of Cairo's metro will be 33 km long and have 29 stations. It will link the airport, located 22 km to the north-east of the city, to Giza's Mohandessin district.

Phase 1 of this line is scheduled for opening in 2011 after 48 months of construction work. It will increase the network to a total of 100 km and should contribute to relieving traffic congestion in the city. By 2020, the Cairo metro will carry 5 million passengers a day.

This new contract reflects the confidence that Egypt's Ministry of Transport has shown in VINCI for almost 20 years.

The first line of the Cairo metro was built by VINCI in the early 1980s and now carries over 1.4 million passengers a day. The second line, also built by VINCI, was opened in the mid-1990s. Covering 22 km between Shubra El Kheima and Giza, it has 20 stations, of which 12 are under ground.

This successful outcome illustrates VINCI's ability to execute turnkey metro projects. In addition to lines 1 and 2 of Cairo's metro, the company's recent prestigious contracts in this field include the metros in Budapest, Algiers, Athens, Hong Kong, Rennes and Paris (line 14).

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com

Rueil-Malmaison, 8 January 2007

Press release

Eurovia (part of the VINCI group) has acquired Viarom Construct in Romania

Eurovia (part of the VINCI group) has just acquired 80% of the Romanian road-building company, Viarom Construct, that is based in Bucharest, Romania.

With 122 employees, Viarom Construct has experienced strong growth in its business ever since it was set up in 2001: its revenues amounted to RON46.5 million (€13.5 million) in 2005, giving annual average growth of 30%.

Through this deal, Eurovia is obtaining a presence in Romania, a country that joined the European Union on 1 January 2007. Eurovia also strengthens its presence in central Europe where it already generates revenues of over €800 million, mainly in the Czech Republic, Poland and Slovakia.

Eurovia, a VINCI subsidiary, is one of the world leaders in the road-building industry. Present in 16 countries with 330 work centers and 800 sites producing road construction materials and aggregates, the company employs over 38,000 people and had revenues of €6.5 billion in 2005.

Press contact: Virginie Christnacht
Tel: 01 47 16 39 56
Fax: 01 47 16 33 88
email: vchristnacht@vinci.com

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